Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	pSivida Limited
ABN	78 009 232 026

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alison Ledger
Date of last notice	2 August 2004

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect Interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	10 February 2005

No. of securities held prior to change	2,000,000 ordinary shares (A) 200,000 unlisted $1.18 options (B)

Class	Ordinary Fully Paid Shares (A) Unquoted employee options (B)

Number acquired

Number disposed	100,000 (A)

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$1.016215 per share amounting to a total of A$101,621

No. of securities held after change	1,900,000 ordinary shares (A) 200,000 unlisted $1.18 options (B)

+ See chapter 19 for defined terms.

30/9/2001	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market sale of shares.

Part 2 - Change of director’s interests in contracts

Detail of contract

Nature of interest
Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	30/9/2001